

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

Sean E. Browne
President and Chief Executive Officer
Xtant Medical Holdings, Inc.
664 Cruiser Lane
Belgrade, Montana 59714

Re: Xtant Medical Holdings, Inc.
Registration Statement on Form S-3
Filed May 11, 2021
File No. 333-255988

Dear Mr. Browne:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Amy E. Culbert, Esq.